UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement

On December 30, 2022, Oatly, Inc., a Delaware corporation (the “Company” or “Oatly”) and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC, a Delaware limited liability company (“YYF”), and Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which the Company will sell its manufacturing facilities in Ogden, Utah (the “Ogden Facility”) and Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to YYF (collectively, the “Transaction”).

Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company will continue to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company will continue to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities.

In connection with the Transaction, the Company also intends to enter into a ten-year contract manufacturing agreement (the “Co-Pack Agreement”) with YYF pursuant to which the Company’s finished, oat-based products will be manufactured and filled by YYF pursuant to the Company’s specifications.

As consideration for the Transaction, the Company will receive an aggregate purchase price of approximately $98.1 million. Of this aggregate purchase price, $86.4 million is attributable to the Ogden Facility, of which (a) $72.0 million will be paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company (as further described below), and (b) $14.4 million will be in the form of a credit toward future use of shared assets at the Ogden Facility.

The remaining $11.7 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $9.2 million will be a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility (subject to a true-up payment for additional costs in excess of the foregoing amount, not to exceed $3.2 million), and (b) $2.5 million will be in the form of a credit toward future use of shared assets at the DFW Facility.

As part of the consideration for the Transaction, the Buyer Parent is intended to issue a promissory note for $20 million to Oatly due May 1, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

YYF will manage and oversee the completion of the DFW Facility. It is anticipated that the DFW Facility will have facilities for the production of Oatly’s proprietary oat base, operated by Oatly, and facilities for YYF’s manufacturing, labeling, and packaging of certain finished oat-based products for Oatly, as well as other products which may be manufactured by YYF for third party customers. The parties have allocated future costs and decision-making authority accordingly with Oatly responsible for the oat base facility and YYF responsible for the co-pack facility and certain costs and decisions to be the joint responsibility of both parties. The parties have established decision-making processes and procedures for joint matters. A portion of the costs and expenses already incurred on the DFW Facility have been allocated to YYF in connection with the purchase price. If there are delays in completion of the DFW Facility, then each of the parties will have certain rights and obligations depending on whether the cause for delay was in their respective reasonable control. If there is a delay in completing the DFW Facility due to factors outside the control of either party, then YYF will make available capacity for filling and packing Oatly products at its other production facilities.

If YYF withdraws from the DFW Facility project, Oatly has the right (but not obligation) to repurchase the Ogden Facility at the sale price in the Asset Purchase Agreement, subject to certain reductions, offsets and adjustments. If YYF withdraws from the DFW Facility but Oatly does not repurchase the Ogden Facility, then YYF is required to pay Oatly a withdrawal fee and the Co-Pack Agreement for the Ogden Facility will continue subject to certain adjustments.

Additionally, in connection with entrance into the Asset Purchase Agreement, the Company and YYF will enter into certain ancillary commercial agreements, including a sublease agreement pursuant to which YYF will sublease portions of the Facilities to Oatly for its production of oat base, which will be supplied to YYF under the Co-Pack Agreement, a shared services agreement to define allocation of responsibility and cost for utilities, infrastructure services and certain ancillary support for the Company’s oat base operations at each of the Facilities, a construction and development agreement for the completion of the DFW Facility, and a transition services agreement pursuant to which Oatly will provide certain interim services to facilitate YYF’s integration and operations at the Ogden Facility.

The Asset Purchase Agreement and related documentation includes customary indemnification provisions, as well as certain other provisions customary and appropriate for relationships of this nature, including without limitation: reasonable oversight and inspection rights, representations and warranties, pre- and post-closing covenants, indemnification and insurance requirements, confidentiality, change of control and miscellaneous provisions. The Transaction is expected to close in the first quarter of 2023, and is subject to customary closing conditions, including but not limited to consents of certain third parties, as well as receipt of certain required regulatory approvals.

In connection with the Transaction, the Company estimates that it will incur a non-cash charge for the impairment of assets of approximately $40 million to $45 million. The impairment charge is expected to be recorded in the fiscal quarter ending December 31, 2022. The foregoing impairment range is an initial estimate and the ultimate amount to be recorded may differ pending further assessment in connection with the closing of the Transaction.

A news release announcing entrance into the Asset Purchase Agreement is attached as Exhibit 99.1 to this Report on Form 6-K. The foregoing description of the Asset Purchase Agreement and the terms and conditions described therein is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Report on Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the closing of the Transaction and the anticipated benefits associated with the Transaction, including the completion of the DFW Facility, capital expenditure reductions, the relationship with YYF, the amount and recording of an anticipated impairment charge in connection therewith, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: failure to complete the proposed transactions on the anticipated terms and timing; conditions to the transactions, including receipt of consents, assignments and regulatory approvals, may not be satisfied; our inability to achieve anticipated synergies, economic performance, and management strategies to grow our business following the transactions; unexpected costs, liabilities, legal proceedings or delays associated with the transactions; general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms or at all; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, in our Report on Form 6-K for the period ended September 30, 2022, and the Company’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Report on Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Oatly Group AB, dated January 3, 2023
99.2*	Asset Purchase Agreement by and among Oatly Inc., Oatly US Operations & Supply Inc., Ya YA Foods USA LLC, and Aseptic Beverage Holdings LP, dated December 30, 2022

* Certain schedules and exhibits to the Asset Purchase Agreement have been omitted from this filing. The Company will furnish copies of any such schedules and exhibits to the SEC upon request. In addition, certain portions of the Asset Purchase Agreement (indicated by [******]) have been excluded because they are both not material and are the type that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: January 3, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer